Exhibit 99.1

Belite Bio Announces Results of 2025 General Meeting

SAN DIEGO, April 15, 2025 - Belite Bio, Inc (NASDAQ: BLTE) (“Belite Bio” or the “Company”), a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announces the resolutions adopted at its 2025 general meeting of shareholders held in San Diego on April 15, 2025.

At the meeting, Belite’s shareholders approved (i) the re-election of Mr. Yu-Hsin Lin as a director of the Company; (ii) the re-election of Mr. Hao-Yuan Chuang as a director of the Company; (iii) the re-election of Ms. Wan-Shan Chen as a director of the Company; (iv) the re-election of Mr. John M. Longo as an independent director of the Company; (v) the re-election of Mr. Ita Lu as an independent director of the Company; (vi) the re-election of Mr. Gary C. Biddle as an independent director of the Company; (vii) the removal of Ms. Hung-Wei Chen as a director of the Company; and (viii) the election of Ms. Xiao-Hui Chen as a director of the Company.